UNITY SOFTWARE INC.
30 3rd Street
San Francisco, California 94103

September 8, 2022

VIA EDGAR

Larry Spirgel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Unity Software Inc.
Registration Statement on Form S-4 (File No. 333-266418)

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Unity Software Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-266418) to 4:30 p.m., Eastern Time, on September 8, 2022 or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to David P. Slotkin, the Company’s counsel at Morrison & Forester LLP, at (202) 887-1554.

Very truly yours,

Unity Software Inc.

By:	/s/ John Riccitiello
Name:	John Riccitiello
Title:	President and Chief Executive Officer